Prudential Bancorp, Inc.

1834 West Oregon Avenue

Philadelphia, Pennsylvania 19145

(215) 755-1500

September 9, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prudential Bancorp, Inc.
Registration Statement on Form S-4
File No. 333-212641

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Prudential Bancorp, Inc. (the “Company”) hereby requests that the above captioned Registration Statement be declared effective on Tuesday, September 13, 2016, at 2:00 p.m., Eastern time, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Please contact our counsel, Ross Bevan of Silver, Freedman, Taff & Tiernan LLP at 202-295-4517 should you have any questions with respect to this request and to confirm effectiveness of the Registration Statement.

Very truly yours,

PRUDENTIAL BANCORP, INC.

By:	/s/ Dennis Pollack
Dennis Pollack President and Chief Executive Officer